Item 1

13 November 2003

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART, DIRECTLY OR

INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, IRELAND, CANADA, FRANCE,

NEW ZEALAND, SOUTH AFRICA OR SWITZERLAND

REGUS CONFIRMS EXIT FROM CHAPTER 11

AND LAUNCHES £55 MILLION RIGHTS ISSUE

CHERTSEY, UK — UNDER STRICT EMBARGO UNTIL 0700 HRS GMT; 0200 HRS EST 13 NOVEMBER 2003

Regus plc (RGU), the world’s largest provider of serviced offices, today confirms its exit from Chapter 11 and the launch of a £55 million Rights Issue to be made by Regus Group plc. Commenting, Mark Dixon, Chief Executive of Regus, said: “We are pleased to be exiting Chapter 11 on schedule and today’s fully underwritten fundraising adds further strength to our balance sheet while widening our shareholder base with the introduction of more than 20 new, high-quality institutional investors. These moves, together with the more positive trading conditions that we are seeing around the world, place Regus in a strong position to move forward in 2004.”

Key features of today’s announcement include:

Exit from Chapter 11

•	The US Bankruptcy Court has confirmed Regus’ proposed Plan of Reorganisation

•	The Plan as modified allows settlement of claims in cash

Rights Issue

•	Issue of 1 new share by way of rights for 3 existing shares at 28 pence per share to raise £55 million (£52 million, net of expenses) fully underwritten by KBC Peel Hunt Ltd

•	£28 million of the net proceeds will be used to settle claims of US creditors in cash (rather than in a combination of new Shares and CULS as originally proposed) as part of Regus’ exit from Chapter 11

•	The balance of the net proceeds will provide additional working capital for the Group and strengthen the Company’s balance sheet

•	The Rights Issue has been sub-underwritten by KBC Peel Hunt with predominantly institutional investors. This will increase the number of Shares in public hands and is expected to encourage continuing institutional investment in the Company

Timing

•	Application is being made to the UK Court to postpone the hearing to sanction a Scheme of Arrangement, whereby Regus Group plc is to be established as a new holding company for the Group, until 28 November 2003

•	The UK Scheme of Arrangement is expected to become effective on 1 December 2003 and dealings in Shares in Regus Group plc are expected to commence on that day

•	Provisional allotment letters in respect of the Rights Shares are expected to be posted on 4 December 2003. Nil paid trading in respect of the Rights Shares is expected to commence on 5 December 2003 and to end on 29 December 2003. Completion of the Rights Issue is expected on 29 December 2003

•	The proposed new implementation date of the Plan of Reorganisation is now expected to take place on or about 12 January 2004

End of Offer Period

On 7 January 2003 Indigo Capital LLC announced that it was interested in exploring a wide range of strategic, commercial and financing alternatives with the Regus Board, one of which might include a recommended take-over. As a result of this announcement, an offer period began in relation to Regus for the purposes of the City Code on Takeovers and Mergers.

Regus has now received confirmation from the Board of Indigo that it no longer has any intention of making an offer for Regus or the Company and all discussions have been terminated. As such, the offer period in relation to Regus has now ended.

Enquiries

Regus plc
Stephen Jolly, Group Communications Director	01932 895138

KBC Peel Hunt Ltd
David Davies/Julian Blunt	020 7418 8900

Financial Dynamics
Richard Mountain/David Yates	020 7269 7291

NOTES FOR EDITORS

Exit from Chapter 11

On 12 November 2003 the US Bankruptcy Court approved/confirmed the Plan as modified. Pursuant to the Plan as modified, Regus and the other Debtors have the option of settling the allowed claims of general unsecured Creditors under the Plan in cash on the Plan Effective Date (which is expected to be 12 January 2004) rather than by way of the issue of either (i) Shares, (ii) CULS, or (iii) a combination of Shares and CULS.

Although it was originally proposed that an application would be made to the Court for the sanctioning of the Scheme on 14 November 2003, it has been decided, in light of the announcement of the Rights Issue, that an application would be made to the Court to postpone the Court Hearing to 28 November 2003 to give Regus Shareholders an opportunity to appear at the Court Hearing on 28 November 2003. It is expected that the scheme will become effective on 1 December 2003 and that the Shares in Regus Group plc will be listed, and dealings in them will commence, on that date. A full expected timetable of principal events is set out at the end of this document.

Details of the Rights Issue

The Group proposes to raise up to approximately £55 million (£52 million net of expenses) by a Rights Issue to be made by Regus Group plc of up to 195,873,430 new Shares at a price of 28 pence per Share.

The issue is being made by way of a Rights Issue to Qualifying Shareholders and Qualifying Warrant Holders (other than certain Overseas Shareholders and certain Overseas Warrant Holders) on the basis of 1 Share for each 3 Shares held at the close of business on the Record Date. The Record Date will be the date upon which the Scheme becomes effective (expected to be 1 December 2003).

The Issue Price of 28 pence per Share represents a 18.55 per cent. discount to the closing middle market price of 34.375 pence per share in Regus on 12 November 2003.

Certain Regus Shareholders (including Maxon Investments) have undertaken to the Company and the Underwriter not to take up rights pursuant to the Rights Issue and the Underwriter has placed the Shares the subject of these undertakings (which amount to in aggregate 153,949,164 Shares) with certain institutional investors on a firm conditional basis.

The Company will not be convening an extraordinary general meeting in respect of the Rights Issue and does not propose to effect any offer of rights pursuant to the London Gazette.

The Rights Issue has been fully underwritten by the Underwriter.

The launch of the Rights Issue is conditional upon, inter alia, the Scheme becoming effective and the Confirmation Order becoming a Final Order.

The Rights Issue is expected to be launched (subject to the relevant conditions being satisfied) following the date upon which the Scheme becomes effective (which is now expected to be 1 December 2003) and prior to the date upon which the Plan is implemented (which is now expected to be on or about 12 January 2004). As is set out in this document, one of the principal objectives of the Rights Issue is to enable the Group to settle pursuant to the Plan the allowed claims of general unsecured Creditors in cash on the Plan Effective Date and to redeem certain loan stock issued to Equity Office Properties at the same time.

If the Rights Issue is launched:

•	it is expected that Provisional Allotment Letters will be despatched to Qualifying non-CREST Shareholders and Qualifying Warrant Holders on 4 December 2003;

•	it is expected that the stock accounts of Qualifying CREST Shareholders will be credited with entitlements to Nil Paid Rights with effect from 8.00 a.m. on 5 December 2003; and

•	Nil paid trading in the Rights Shares is expected to commence on 5 December 2003.

All of the dates mentioned throughout this announcement, the Prospectus and in the Provisional Allotment Letter may be adjusted by Regus Group with the agreement of the Underwriter, in which event details of the new dates will be notified to the UK Listing Authority and to the London Stock Exchange.

Regus Group published supplementary listing particulars and a Rights Issue prospectus on 13 November 2003. The documents are available to the public for inspection at the Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Regus Group

Regus Group is the world’s largest provider of serviced offices. With more than 400 business centres in over 200 cities, Regus Group serves 60,000 customers across some 50 countries on a daily basis. Regus Group is also the world’s largest independent provider of videoconferencing facilities and is a global leader in meeting rooms, virtual offices and related business services. The Group was established in Brussels, Belgium, in 1989.

Reasons for the Rights Issue

There are four principal reasons for effecting the Rights Issue.

Settlement of allowed claims of general unsecured Creditors in cash

It is expected that the Rights Issue will enable the Group, upon the implementation of the Plan (which is now expected to take place on or about 12 January 2004), to settle pursuant to the Plan the allowed claims of general unsecured Creditors in cash and also to redeem certain loan stock issued to Equity Office Properties. If the Group can settle the allowed claims of general unsecured Creditors in cash, the Group will not need to issue any Shares and/or CULS to Creditors upon implementation of the Plan.

Strengthen the Company’s balance sheet

In addition to the above, the Rights Issue will provide additional working capital for the Group and strengthen the Company’s balance sheet.

Increase in number of Shares in public hands

The third reason is that the percentage of Shares in public hands is expected to increase so as to ensure compliance with the Listing Rules as a result of effecting the Rights Issue and the conditional firm placing arrangements described in this document.

Encourage institutional investment in the Company

The sub-underwriting arrangements have involved predominantly institutional investors. This is expected to encourage continued institutional investment in the Company.

Financial Background and Current Trading and Prospects

On 29 August 2003, Regus announced its interim results for the six month period ended 30 June 2003. On that date it was announced that:

•	the Group continued to make steady progress during the six month period ended 30 June 2003. In late December 2002, Regus successfully recapitalised its business through the sale of a majority interest in its UK operations. This placed Regus on a firm financial footing allowing management to focus its attention elsewhere during the first half of 2003;

•	in mid-January (2003), Regus filed for Chapter 11 creditor protection under the Bankruptcy Code in order to reorganise the Group’s principal loss-making operations which were in the US. Regus was the first listed British company to take this radical step and was pleased to announce the successful completion of that reorganisation process and its planned exit from Chapter 11. During the period, Regus also reorganised some of its smaller operations elsewhere around the world;

•	as a result of the completion of the reorganisation process, the Group as a whole has moved to cash break-even at the operating level on a global basis;

•	Regus has also seen other positive signs. Inquiry levels and the contracted forward order book remained strong and new orders for workstations in the second quarter were up 8 per cent. on the first quarter. During the half-year ended 30 June 2003, major corporate outsourcing deals totalling approximately £30 million were transacted with leading companies such as IBM, Starbucks, Xerox, Kodak and Oracle. Regus’ key indicator of revenue per available workstation at £2,213 was up 5 per cent. on the first half of last year. However, as a result of the reorganisation in the US, overall turnover at £129 million was down slightly (4 per cent.) on the first half of 2002;

•	at 30 June 2003, cash at bank totalled £49.5 million of which £21.6 million was free cash.

On 3 October 2003 Regus announced, in a trading update, that, at constant exchange rates, revenues for September 2003 showed an increase of £0.9 million over August 2003, the largest month to month increase since March 2001. Based on inquiry levels and the contracted order book of the Group, the Board believes the Group can make further progress in the fourth quarter of 2003. Other than as set out above, trading and prospects are in line with the Regus announcement on 29 August 2003.

Use of Proceeds arising from the Rights Issue

Assuming that the Rights Issue is effected in accordance with the Board’s expectations, the Group intends to apply approximately £28,000,000 of the net proceeds of the Rights Issue:

•	to the cash settlement pursuant to the Plan of the allowed claims of general unsecured Creditors upon the Plan being implemented (which is now expected to take place on 12 January 2004); and

•	at the same time, to redeem certain loan stock issued to Equity Office Properties.

After applying this amount for such purposes, the Board intends to apply the remaining balance of the net proceeds of the Rights Issue for Group working capital purposes and to strengthen the Company’s balance sheet.

Dividends

Regus has not paid or declared any dividends on the Shares since the initial public offering in respect of the Shares in October 2000. Notwithstanding the Rights Issue, Regus Group currently expects to retain future earnings, if any, to finance the growth and development of its business. Therefore, Regus Group does not anticipate paying cash or other dividends on Shares in the foreseeable future. Any decision by the Directors to recommend the payment of a dividend in the future will reflect cash flow and desired capital structure as well as future growth opportunities.

Principal Terms of the Rights Issue

The Board proposes to issue Shares in connection with the Rights Issue in order to raise up to approximately £55,000,000 (£52,000,000, net of expenses). The Issue Price of 28 pence per Share represents a 18.55 per cent. discount to the closing middle market price of 34.375 pence per share in Regus on 12 November 2003.

The Shares are expected to be offered by way of rights to Qualifying Shareholders and Qualifying Warrant Holders on the following basis:

1 Share at 28 pence per Share for every 3 Shares

held and registered (or in relation to Warrant Holders deemed by virtue of the Prospectus to be held and registered) in their name at the Record Date. For the purposes of the entirety of this announcement, Warrant Holders will be deemed to hold, and be the registered owners of, the number of Shares which they would acquire if they exercised their Warrants in full on the Record Date.

Entitlements to fractions of Shares will be rounded down to the nearest whole number of Shares and will not be allotted to Qualifying Shareholders or Qualifying Warrant Holders but will, if possible, be sold on the market for the benefit of the Company. Accordingly, Shareholders holding (and Warrant Holders deemed to be holding) fewer than 3 Shares will not be entitled to subscribe for any Shares.

The latest time and date for acceptance and payment in full under the Rights Issue is 9.30 a.m. on 29 December 2003.

The Company has arranged for the Rights Issue to be underwritten in full in order to provide certainty as to the amount of capital to be raised. Certain Regus Shareholders (including Maxon Investments) have undertaken to the Company and the Underwriter not to take up rights pursuant to the Rights Issue and the Underwriter has placed the Shares the subject of these undertakings (which amount to in aggregate 153,949,164 Shares) with certain institutional investors on a firm conditional basis.

The launch of the Rights Issue is conditional upon (amongst other things) the Scheme becoming effective by not later than 8.00 a.m. on 1 December 2003 (or such later time and/or date as the Company and the Underwriter may agree) and the Confirmation Order becoming a Final Order by not later than 5pm on 4 December 2003 (or such later time and/or date as the Company and the Underwriter may agree). If, subject to (amongst other things) those conditions, the Rights Issue proceeds, Provisional Allotment Letters are expected to be dispatched on 4 December 2003.

The Company expects Admission of the Shares offered pursuant to the Rights Issue to become effective and dealings in those Shares, nil paid, to commence on 5 December 2003.

The Rights Issue is expected to result in the issue of up to 195,873,430 Shares (representing approximately 25 per cent. of the issue share capital of Regus Group immediately after the implementation of the Scheme, as enlarged by the Rights Issue). The Shares to be offered pursuant to the Rights Issue will, when issued and fully paid, rank equally in all respects with the Shares to be issued upon the implementation of the Scheme and/or the Plan (if any).

Expected Timetable of Principal Events

Date for the Court Hearing of the petition to sanction the Scheme		28 November 2003

Last day of dealing in, and for registration of transfers of, shares in Regus		28 November 2003

Scheme Record Time	6:00 pm on	28 November 2003

Effective Date of the Scheme	7:00 am on	1 December 2003

Delisting of shares in Regus; Shares to be issued under the Scheme admitted to the Official List; crediting of Shares to CREST accounts and dealings in Shares issued pursuant to the Scheme commence on the London Stock Exchange	8:00 am on	1 December 2003

Record date for the Rights Issue	close of business on	1 December 2003

Despatch of Provisional Allotment Letters (“PALs”)		4 December 2003

Dealings in Shares commence, nil paid	8.00 am on	5 December 2003

Latest time and date for splitting PALs	3.00 pm on	23 December 2003

Latest time and date for acceptance and payment in full	9.30 am on	29 December 2003

Latest time and date for registration of renunciation	9.30 am on	29 December 2003

Date for crediting of CREST member accounts		30 December 2003

Despatch of definitive share certificates for Shares offered pursuant to the Rights Issue in certificated form	by	10 January 2004

Proposed new implementation date of the Plan	on or about	12 January 2004

Definitions used in the Regus Group Plc prospectus dated 13 November 2003 (the “Prospectus”) shall have the same meanings when used in this announcement, unless the context requires otherwise. This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, the Nil Paid Rights, the Fully Paid Rights or the Shares (the “Securities”). Any purchase of, or application for, Securities in the Rights Issue should only be made on the basis of information contained in the Prospectus and any supplement thereto.

These materials are not an offer for sale of the Securities in the United States of America. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered, sold, taken up, renounced or delivered, subject to certain limited exemptions, within the United States of America. The Securities will not qualify for distribution under any of the relevant securities laws of the Excluded Territories. Accordingly, subject to certain exceptions, the Securities may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the Excluded Territories. There is no public offer of the Securities in the United States of America.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Certain statements made on or contained in this announcement constitute “forward-looking statements”. These statements, which reflect Regus Group’s beliefs and expectations, are subject to risks and uncertainties that may cause actual results or events to differ materially from those reflected or contemplated in such forward-looking statements.

KBC Peel Hunt Ltd is acting exclusively for Regus Group Plc and no-one else in connection with the Rights Issue and will not be responsible to anyone other than Regus Group Plc for providing the protections afforded to clients of KBC Peel Hunt Ltd or for providing advice in relation to the Rights Issue or any matters referred to herein.

The address of KBC Peel Hunt Ltd is 111 Old Broad Street, London EC2R 1PH.